Exhibit 99.1

Silvercorp Satisfies Another Condition in Connection with OreCorp Offer

Trading Symbol:           TSX: SVM
                                        NYSE AMERICAN: SVM

VANCOUVER, BC, Jan. 29, 2024 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) today announced that it has received authorization of its supplemental listing application from the NYSE American (the "NYSE-A Authorization") in connection with Silvercorp's off-market takeover offer (the "Silvercorp Offer") for all of the shares of OreCorp Limited ("OreCorp") not already owned by Silvercorp for consideration comprising 0.0967 common shares of Silvercorp and A$0.19 cash per OreCorp share (the "Transaction"), as described in the Company's news release of December 26, 2023.

Receipt of the NYSE-A Authorization marks another significant step in the Transaction: Silvercorp will now proceed with issuing a notice in accordance with the Australian Corporations Act that the "Stock Exchange Approvals" condition to the Silvercorp Offer has been satisfied.

As previously announced on January 24, 2024, the Company received conditional approval from the Toronto Stock Exchange ("TSX"). Final TSX approval is subject to the Company meeting certain customary conditions required by the TSX.

The Company anticipates that the next significant step towards completing the Transaction will be a merger-approval decision in relation to the Silvercorp Offer from the Tanzanian Fair Competition Commission ("FCC"). In early November 2023, Silvercorp obtained FCC approval in respect of the then proposed scheme of arrangement with OreCorp (the "Existing Approval"). Given this Existing Approval, the minimal additional documentation which OreCorp and Silvercorp were required to provide to the FCC in the updated application and recent meetings with relevant Tanzanian authorities, Silvercorp anticipates that it is well positioned to receive the further FCC confirmation and/or approval in respect of the Silvercorp Offer within an expedited timeframe. As an example, the FCC was willing to reduce the required public notice period from 14 days to 7 days in light of the Existing Approval. Silvercorp currently expects to receive the FCC decision by mid-February 2024 and will provide further updates on the Transaction as appropriate.

Silvercorp notes that the OreCorp Board has provided a unanimous recommendation in favour of the Silvercorp Offer, in the absence of a superior proposal and subject to the independent expert's report concluding, and continuing to conclude, that the Silvercorp Offer is reasonable to OreCorp shareholders.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cashflow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information
Silvercorp Metals Inc.
Lon Shaver
 President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian and US securities laws (collectively, "forward-looking statements"). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.  Forward-looking statements relate to, among other things: the Transaction; TSX final approval; the recommendation of the OreCorp board and conclusions of the independent expert; FCC approval; the Company's intentions with respect to the Nyanzaga Project; statements regarding enhanced trading liquidity, re-rating potential and participation in further upside; price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company's material properties; the sufficiency of the Company's capital to finance the Company's operations; estimates of the Company's revenues and capital expenditures; estimated production from the Company's mines in the Ying Mining District and the GC Mine; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company's operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company's properties.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company's existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company's Annual Information Form under the heading "Risk Factors" and in the Company's Annual Report on Form 40-F, and in the Company's other filings with Canadian and U.S. securities regulators.  Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended.  Accordingly, readers should not place undue reliance on forward-looking statements.

The Company's forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management's assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Additional information related to the Company, including Silvercorp's Annual Information Form, can be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company's website at www.silvercorpmetals.com.

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SOURCE Silvercorp Metals Inc

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%CIK: 0001340677

CO: Silvercorp Metals Inc

CNW 21:00e 29-JAN-24